# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L207
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 80 E. Rich Street, Suite 500, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 05/21/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-024124
Filed by CIK 0001773446

## Reporting persons
- Drive Capital Overdrive Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 99,687; shared voting power 0; sole dispositive power 99,687; shared dispositive power 0; aggregate amount beneficially owned 99,687 (0.7% of the class)
  Comment: Note to Row 5: 99,687 shares, except that Drive Capital Overdrive Fund I (GP), LLC ("DCOF I GP"), the general partner of Drive Capital Overdrive Fund I, L.P. ("DCOF I"), may be deemed to have sole power to vote these shares, Drive Capital, LLC ("DC"), the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Christopher Olsen ("Olsen"), the manager of DC, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 99,687 shares, except that DCOF I GP, the general partner of DCOF I, may be deemed to have sole power to dispose of these shares, and Olsen, the sole member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Drive Capital Overdrive Fund I (TE), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 48,201; shared voting power 0; sole dispositive power 48,201; shared dispositive power 0; aggregate amount beneficially owned 48,201 (0.4% of the class)
  Comment: Note to Row 5: 48,201 shares, except that DCOF I GP, the general partner of Drive Capital Overdrive Fund I (TE), L.P. ("DCOF I TE"), may be deemed to have sole power to vote these shares, DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the manager of DC, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 48,201 shares, except that DCOF I GP, the general partner of DCOF I TE, may be deemed to have sole power to dispose of these shares, and Olsen, the sole member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Drive Capital Overdrive Ignition Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,406; shared voting power 0; sole dispositive power 1,406; shared dispositive power 0; aggregate amount beneficially owned 1,406 (0% of the class)
  Comment: Note to Row 5: 1,406 shares, except that DCOIF I GP, the general partner of Drive Capital Overdrive Ignition Fund I, L.P. ("DCOIF I"), may be deemed to have sole power to vote these shares, DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the manager of DC, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 1,406 shares, except that DCOF I GP, the general partner of DCOIF I, may be deemed to have sole power to dispose of these shares, and Olsen, the sole member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Drive Capital Overdrive Fund I (GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 149,294; shared voting power 0; sole dispositive power 149,294; shared dispositive power 0; aggregate amount beneficially owned 149,294 (1.1% of the class)
  Comment: Note to Row 5: 149,294 shares, of which 99,687 shares are directly owned by DCOF I, 48,201 shares are directly owned by DCOF I TE and 1,406 shares are directly owned by DCOIF I. DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the manager of DC, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 149,294 shares, of which 99,687 shares are directly owned by DCOF I, 48,201 shares are directly owned by DCOF I TE and 1,406 shares are directly owned by DCOIF I. Olsen, the sole member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Drive Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 149,294; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 149,294 (1.1% of the class)
  Comment: Note to Row 5: 149,294 shares, of which 99,687 shares are directly owned by DCOF I, 48,201 shares are directly owned by DCOF I TE and 1,406 shares are directly owned by DCOIF I. DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the manager of DC, may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- DC I Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to row 6: See response to row 5.
  
  Note to row 8: See response to row 7.
- Dwight H. Hibbard Family Trust f/b/o Christopher Olsen - Exempt: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 6,869; shared voting power 0; sole dispositive power 6,869; shared dispositive power 0; aggregate amount beneficially owned 6,869 (0.1% of the class)
  Comment: Note to Row 5: 6,869 shares, except that Olsen, the sole trustee of Dwight H. Hibbard Family Trust f/b/o Christopher Olsen - Exempt (the "Trust"), may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 6,869 shares, except that Olsen, the sole trustee of the Trust, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Purple Dot, LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 151,569; shared voting power 0; sole dispositive power 151,569; shared dispositive power 0; aggregate amount beneficially owned 151,569 (1.1% of the class)
  Comment: Note to Row 5: 151,569 shares, except that Olsen, the managing member of Purple Dot, LLC ("Purple Dot"), may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 151,569 shares, except that Olsen, the managing member of Purple Dot, may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Christopher Olsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 307,732; shared voting power 0; sole dispositive power 307,732; shared dispositive power 0; aggregate amount beneficially owned 307,732 (2.3% of the class)
  Comment: Note to Row 5: 307,732 shares, of which 99,687 shares are directly owned by DCOF I, 48,201 shares are directly owned by DCOF I TE, 1,406 shares are directly owned by DCOIF I, 6,869 shares are directly owned by the Trust and 151,569 shares are directly owned by Purple Dot. Olsen is the manager of DC, which is the manager of DCOF I GP, which is the general partner of DCOF I, DCOF I TE and DCOIF I; Olsen is the trustee of the Trust; and Olsen is the managing member of Purple Dot, and may be deemed to have sole power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 307,732 shares, of which 99,687 shares are directly owned by DCOF I, 48,201 shares are directly owned by DCOF I TE, 1,406 shares are directly owned by DCOIF I, 6,869 shares are directly owned by the Trust and 151,569 shares are directly owned by Purple Dot. Olsen is the sole member of the investment committee of DCOF I GP, which is the general partner of DCOF I, DCOF I TE and DCOIF I; Olsen is the trustee of the Trust; and Olsen is the managing member of Purple Dot, and may be deemed to have sole power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: Based on 13,618,876 shares of Class A Common Stock outstanding as of July 30, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E. Rich Street, Suite 500 Columbus, OH, 43215

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Drive Capital Overdrive Fund I, L.P. ("DCOF I"), a Delaware limited partnership, Drive Capital Overdrive Fund I (TE), L.P. ("DCOF I TE"), a Delaware limited partnership, Drive Capital Overdrive Ignition Fund I, L.P. ("DCOIF I"), a Delaware limited partnership, Drive Capital Overdrive Fund I (GP), LLC ("DCOF I GP"), a Delaware limited liability company, Drive Capital, LLC ("DC"), a Delaware limited liability company, DC I Investment LLC ("DC I Investment"), a Delaware limited liability company, Dwight H. Hibbard Family Trust f/b/o Christopher Olsen - Exempt (the "Trust"), a trust established under the laws of the state of Ohio, Purple Dot, LLC ("Purple Dot"), an Ohio limited liability company, and Christopher Olsen ("Olsen"), an individual. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of DCOF I, DCOF I TE, DCOIF I, DCOF I GP, DC, DC I Investment, Purple Dot and Olsen is:

629 N. High Street, 6th Floor
Columbus, Ohio 43215

The address for the Trust is:

215 N Parkview Avenue
Columbus, Ohio 43209
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: August 14, 2025

DRIVE CAPITAL OVERDRIVE FUND I, L.P.

By:DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC
Its:General Partner

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Managing Member

DRIVE CAPITAL OVERDRIVE FUND I (TE), L.P.

By:DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC
Its:General Partner

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Managing Member

DRIVE CAPITAL OVERDRIVE IGNITION FUND I, L.P.

By:DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC
Its:General Partner

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Managing Member

DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC

By:/s/ Christopher Olsen
Name:Chritopher Olsen
Title:Managing Member

DRIVE CAPITAL, LLC

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Manager

DC I INVESTMENT, LLC

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Managing Director

Dwight H. Hibbard Family Trust f/b/o Christopher Olsen - Exempt

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Trustee

Purple Dot, LLC

By:/s/ Christopher Olsen
Name:Christopher Olsen
Title:Managing Member

CHRISTOPHER OLSEN

By:/s/ Christopher Olsen
Name:Christopher Olsen

## Signatures
- Drive Capital Overdrive Fund I, L.P.: /s/ Christopher Olsen, Christopher Olsen, Managing Member of the General Partner (08/14/2025)
- Drive Capital Overdrive Fund I (TE), L.P.: /s/ Christopher Olsen, Christopher Olsen, Managing Member of the General Partner (08/14/2025)
- Drive Capital Overdrive Ignition Fund I, L.P.: /s/ Christopher Olsen, Christopher Olsen, Managing Member of the General Partner (08/14/2025)
- Drive Capital Overdrive Fund I (GP), LLC: /s/ Christopher Olsen, Christopher Olsen, Managing Member (08/14/2025)
- Drive Capital, LLC: /s/ Christopher Olsen, Christopher Olsen, Manager (08/14/2025)
- DC I Investment, LLC: /s/ Christopher Olsen, Christopher Olsen, Managing Director (08/14/2025)
- Dwight H. Hibbard Family Trust f/b/o Christopher Olsen - Exempt: /s/ Christopher Olsen, Christopher Olsen, Trustee (08/14/2025)
- Purple Dot, LLC: /s/ Christopher Olsen, Christopher Olsen, Managing Member (08/14/2025)
- Christopher Olsen: /s/ Christopher Olsen, Christopher Olsen (08/14/2025)